TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD’S FIRST QUARTER MARKS START OF PRODUCTION RAMP-UP

AND REDUCED ALL-IN SUSTAINING COSTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Refer to the Management Discussion and Analysis (MD&A) and unaudited condensed consolidated interim Financial Statements for the three months ended March 31, 2014 for more information.

Toronto, Ontario, May 6, 2014 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited condensed consolidated interim financial and operating results for the first quarter ended March 31, 2014.

“Production is on track for the year with Essakane ramping up production following the commissioning of the new hard rock processing line and Westwood gearing up for commercial production in the third quarter,” said Steve Letwin, President and Chief Executive Officer. “We produced 172,000 ounces of gold in the quarter. To achieve better economies of scale, ore mined at Mouska and Westwood in the first quarter, with an estimated 20,000 contained ounces of gold, was stockpiled for processing beginning in the second quarter 2014 when there will be a higher volume of ore available.

“In the first quarter, we reduced all-in sustaining costs by $92 an ounce from the same quarter last year, building on the sustainable cost savings carried forward from our 2013 program,” continued Mr. Letwin. “Cost reduction and efficiency improvements continue to be priorities at all our mine sites, as does safety. We demonstrated this commitment to safety with a 46% improvement from the first quarter 2013, achieving the highest score ever recorded for our leading safety measure.”

•	Adjusted net earnings attributable to equity holders[1] of $12.2 million, or $0.03 per share[1].

•	Net cash from operating activities before changes in working capital[1] of $64.6 million, or $0.17 per share[1].

•	Cash, cash equivalent, gold bullion (at market value) of $313.9 million at March 31, 2014.

•	Attributable gold production of 172,000 ounces[2]; attributable gold sales of 176,000 ounces.

•	Stockpiled ore mined at Mouska and Westwood, with an estimated 20,000 contained ounces, will be processed beginning in the second quarter 2014.

•	Total cash costs[1,3] – gold mines[4] of $886 per ounce produced.

•	Total cash costs for IAMGOLD owned and operated mines of $842 per ounce produced.

•	All-in sustaining costs[1] – gold mines of $1,198 per ounce sold.

•	Continued focus on further cost reduction and sustaining savings from the 2013 cost reduction program.

•	Maintaining 2014 production and cost guidance.

•	Successful commissioning of the new processing line at Essakane.

•	Rosebel enters into five-year option agreement with Sarafina N.V. to target higher-grade, softer rock on a 10,000 hectare mining concession surrounding the Rosebel mine.

•	Subsequent to quarter-end, declared maiden resource estimate for the Pitangui Project in Brazil comprising a 638,000 ounce inferred resource grading 4.88 grams of gold per tonne.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended March 31,
	2014	2013
Financial Results ($ millions, except where noted)
Revenues	$279.3	$305.3
Cost of sales	$224.3	$184.4
Earnings from mining operations[1]	$55.0	$120.9

Net earnings attributable to equity holders of IAMGOLD	$3.7	$10.9
Net earnings per share ($/share)	$0.01	$0.03

Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$12.2	$57.7
Adjusted net earnings per share[1] ($/share)	$0.03	$0.15

Net cash from operating activities	$28.1	$99.5
Net cash from operating activities before changes in working capital[1]	$64.6	$115.2
Net cash from operating activities before changes in working capital ($/share)[1]	$0.17	$0.31

Key Operating Statistics
Gold sales – attributable (000s oz)	176	171
Gold commercial production – attributable (000s oz)	171	188
Gold production – attributable[2] (000s oz)	172	188

Average realized gold price[1] ($/oz)	$1,286	$1,631
Total cash costs[1,3,4] – gold mines[6] ($/oz)	$886	$787
Gold margin[1] ($/oz)	$400	$844

All-in sustaining costs[1,5] – gold mines ($/oz)	$1,198	$1,290
All-in sustaining costs – total[7] ($/oz)	$1,038	$1,223

Niobium production (millions of kg Nb)	1.3	1.2
Niobium sales (millions of kg Nb)	1.5	1.2
Operating margin[1] ($/kg Nb)	$20	$16

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	2014 balance includes Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[4]

By-product credits are included in the calculation of total cash costs. Excluding these credits increases total cash costs – gold mines by $1 and $2 per ounce for the three months ended March 31, 2014 and 2013, respectively.

[5]	By-product credits are included in the calculation of all-in sustaining costs – gold mines. Refer to non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[6]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
[7]

Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the MD&A.

FIRST QUARTER 2014 HIGHLIGHTS

Financial Performance

•

Revenues for the first quarter 2014 were $279.3 million, $26.0 million lower than the same prior year period. The decrease was mainly due to a lower average realized gold price ($55.7 million), partially offset by higher gold sales volume, which excludes joint ventures, of 12,000 ounces ($17.4 million) and higher niobium sales volume ($12.3 million).

•

Cost of sales for the first quarter 2014 was $224.3 million, up $39.9 million from the same prior year period. The increase was the result of higher operating costs ($37.4 million) and higher depreciation expense ($7.0 million), partially offset by lower royalties due to a lower realized gold price ($4.5 million). Operating costs were higher primarily due to an increase in total material mined and a greater proportion of hard rock at Rosebel and Essakane.

•

Reported net earnings attributable to equity holders for the first quarter 2014 were $3.7 million ($0.01 per share), $7.2 million lower than the first quarter 2013. The decrease was mainly related to the combined impact of lower revenues and higher cost of sales ($65.9 million) and higher net losses from investments in associates and joint ventures ($13.9 million), partially offset by the net reversal of marketable securities and associates impairment charges ($30.5 million), lower income taxes ($21.9 million), lower exploration expenses ($13.0 million) and lower derivative losses ($4.2 million).

•	Adjusted net earnings attributable to equity holders[1] for the first quarter 2014 were $12.2 million ($0.03 per share1), $45.5 million ($0.12 per share) lower than the same prior year period.

•

Net cash from operating activities for the first quarter 2014 was $28.1 million, down $71.4 million from the same prior year period. The decrease was mainly due to lower earnings from operations and higher movements in changes in non-cash working capital items.

•

Net cash from operating activities before changes in working capital[1] for the first quarter 2014 was $64.6 million ($0.17 per share1), $50.6 million ($0.14 per share) lower than the same prior year period.

Financial Position

•

Cash, cash equivalents and gold bullion (at market value) was $313.9 million as at March 31, 2014, down $70.7 million from December 31, 2013. The decrease was mainly due to capital expenditures ($100.2 million), partially offset by net cash from operating activities ($28.1 million).

•	As at March 31, 2014, no funds were drawn against our $750 million total unsecured revolving credit facilities.

Production, Costs and Margins

Gold Operations

•

Attributable gold production, inclusive of joint venture operations, was 172,000 ounces in the first quarter 2014, down 16,000 ounces from the same prior year period. The decrease was primarily due to lower grades at Rosebel related to pit sequencing (9,000 ounces), stockpiling of ore at Mouska for batch processing beginning in the second quarter 2014 (5,000 ounces), and lower production at Yatela (6,000 ounces) following the suspension of mining activities in the third quarter 2013. Partially offsetting was an increase in production at Essakane (3,000 ounces) attributed to the commissioning of the new processing line to process a higher proportion of hard rock and a nominal amount of pre-commercial production at Westwood (1,000 ounces).

•

To achieve economies of scale, ore mined from both Mouska and Westwood, with an estimated 20,000 contained ounces of gold, was stockpiled for batch processing beginning in the second quarter 2014 when a larger quantity of ore is expected to be available. Approximately 7,000 of these contained ounces are from Westwood. Combined production from Mouska and Westwood in 2014 is expected to range between 100,000 and 120,000 ounces.

•

Attributable gold sales, inclusive of joint venture operations, for the first quarter 2014 were 176,000 ounces compared to attributable gold commercial production of 171,000 ounces. The variance of 5,000 ounces mainly related to timing of sales at Rosebel where inventory from 2013 was sold in the first quarter 2014.

•

Total cash costs[1,3] – gold mines[4] for the first quarter 2014 were $886 per ounce produced, up 13% from the same prior year period. The increase was mainly due to the impact of lower grades and the increase in the processing of hard rock together with inflationary cost pressures across all sites. This was partially offset by the sustained benefits from our 2013 cost reduction program.

•

All-in sustaining costs[1] – gold mines for the first quarter of 2014 were $1,198 per ounce sold, down 7% from the first quarter 2013. The decrease is mainly due to lower sustaining capital expenditures at Rosebel and Essakane, partially offset by higher total cash costs. Sustaining capital expenditures were higher in the same prior year period due to significant spending on mining equipment at Rosebel.

•

All-in sustaining costs – total[4] for the first quarter 2014 were $1,038 per ounce sold, down 15% from the same prior year period. This measure includes the impact of the Niobec mine’s operating margin[1] and its sustaining capital expenditures.

Niobium Operation

•	Niobium production for the first quarter 2014 was 1.3 million kilograms, up 8% from the same quarter in 2013.

•

The operating margin[1] increased by 25% to $20 per kilogram in the first quarter 2014 from $16 per kilogram in the same quarter 2013. The increase in the operating margin reflects sustainable cost savings resulting from the cost reduction initiatives in 2013, improvement in recoveries related to efforts to optimize mill performance, and a stronger U.S. dollar compared to the Canadian dollar.

Commitment to Zero Harm Continues

Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate6) for the first quarter 2014 was 0.52 compared to 0.96 for first quarter 2013, representing a 46% improvement. This is the best score ever recorded by IAMGOLD and reflects a heightened emphasis on safety in a time of cost constraint. In further recognition of our commitment to corporate social responsibility IAMGOLD has been recognized as one of the 50 Most Socially Responsible Corporations in Canada on the 2014 Maclean’s/L’actualité/Sustainalytics list.

ATTRIBUTABLE GOLD PRODUCTION AND ALL-IN SUSTAINING AND TOTAL CASH COSTS

			Total Cash Costs[1,3]		All-in Sustaining Costs[1]
	Gold Production (000s oz)		($ per gold ounce produced)		($ per gold ounce sold)
Three months ended March 31,	2014	2013	2014	2013	2014	2013
Owner-operator
Rosebel (95%)	80	89	$813	$717	$1,031	$1,157
Essakane (90%)	68	65	875	729	1,233	1,188
Doyon division[2] (100%)	—	5	—	988	969	—

	148	159	842	731	1,185	1,259

Joint ventures
Sadiola (41%)	19	19	1,106	1,043	1,170	1,387
Yatela (40%)	4	10	1,551	1,196	1,885	1,565

	23	29	1,175	1,094	1,291	1,450

Total commercial operations	171	188	886	787	1,198	1,290

Doyon division[2] (100%)	1	—	—	—	—	—

	172	188	886	787	1,198	1,290

Cash costs[1], excluding royalties			820	699
Royalties			66	88

Total cash costs[3]			$886	$787

All-in sustaining costs – gold mines [4,6]					1,198	1,290
Niobium contribution[5]					(160)	(67)

All-in sustaining costs – total[6]					$1,038	$1,223

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]

During the first quarter of 2014, the Westwood mill was effectively shut down, except for some milling activity required for backfill operations at Westwood; however, Mouska sold 4,000 ounces from 2013 production. In the first quarter of 2013, Mouska had production of 5,000 ounces and no sales. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels.

[3]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
[5]	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
[6]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

FIRST QUARTER 2014 OPERATING HIGHLIGHTS

(Refer to the MD&A for further details and analyses about our operations.)

Rosebel Mine – Suriname

Rosebel produced 80,000 attributable ounces of gold in the first quarter 2014, which was 10% lower than that produced in the same quarter 2013. The variance was mainly due to lower grades, partially offset by an increase in mining and processing productivity despite the increase in the proportion of hard rock from 19% to 27%. An expanded mining fleet was behind the 25% increase in total material mined, and a 9% increase in mill throughput reflects the benefit of the additional grinding capacity from the installation of the third ball mill completed in the second quarter 2013.

Grades in the first quarter 2014 have recovered 14% from the fourth quarter 2013, but are still lower than they were in the same prior year period. To reduce this grade variation in the future, we completed an independent diagnostic review and have identified opportunities, some of which have been implemented, to improve grades going forward. This was the main factor behind a 14% increase in production from the fourth quarter 2013.

Total cash costs in the first quarter 2014 were higher than the same period in 2013 mainly due to the increased costs associated with processing harder rock and the longer haul distances from the pits to the mill. The lower power rates resulting from the new power rate agreement in 2013 helped to mitigate the cost increases and the operation is on track for completing the solar project in the third quarter 2014.

Respecting Rosebel’s joint venture agreement with the Government of Suriname, we made progress towards acquiring additional properties with the potential for higher grade, softer rock and lower stripping ratios. On March 6th, 2014, we announced a five-year option agreement with Sarafina N.V. to explore a 10,000 hectare mining concession 25 kilometres from the Rosebel mine. Data compiled from earlier exploration work is being reviewed with the objective of identifying specific drill targets on the property. Discussions continue with a view to executing similar transactions for other prospective properties.

Essakane Mine – Burkina Faso

First quarter attributable gold production of 68,000 ounces was up 5% from the same quarter 2013. The commissioning of the new processing line has increased the capacity for feeding a higher proportion of hard rock through the mill. The mill processed 25% hard rock in the first quarter 2014 compared to 8% in the same prior year period.

Throughput was up 11% from the previous quarter, which in turn drove production up 15% from the fourth quarter 2013. Continued efforts to optimize the efficiency of the mill combined with the secondary crusher scheduled to come on stream in the second quarter is expected to drive production to a higher level in the second half of the year. We expect an improvement in grades as the current production phase of the pit accesses the heart of the deposit comprising high-grade hard rock. With the production ramp up in the second half, we expect total ounces in 2014 to be approximately 25% higher than 2013 production.

Total cash costs in the first quarter 2014 were higher than the same quarter 2013 due to lower grades, a reduction in the capitalization of stripping costs and higher energy costs associated with hard rock processing. The expectation of higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore. At the same time, we are preparing studies to assess both solar power and connection to the national power grid in Ouagadougou. These projects would lead to a significant reduction in power costs and would help to extend the life of the mine.

Doyon Division (Westwood Mine and Mouska Mine) – Canada

At Westwood, the focus for the first half of the year continues to be on underground development and productivity improvements as the mine progresses towards commercial production in the third quarter 2014.

While the mine closure at Mouska was scheduled for the end of the first quarter, mining continued in the second quarter and was completed in April. Closure activities will continue for the remainder of the year.

To achieve better economies of scale, ore mined at the Doyon division in the first quarter 2014, estimated to have 20,000 contained ounces of gold, was stockpiled for batch processing beginning in the second quarter 2014 when larger quantities of ore are expected to be available. However, a nominal amount of ore was processed from Westwood to provide Mouska with mill tailings, which are a primary constituent of the paste backfill used in the mining process at Mouska. This resulted in pre-commercial production of 1,000 ounces in the first quarter 2014.

Sadiola Mine – Mali

First quarter attributable gold production of 19,000 ounces was flat with the first quarter 2013.

As stated previously, we will not proceed with the Sadiola Sulphide Project on our own. We are working with our partner AngloGold Ashanti to finalize the strategy, with a focus on determining the economic model that will generate the most attractive returns.

Niobec – Canada

Niobec produced 1.3 million kilograms of niobium in the first quarter, up 8% from the same quarter 2013. The operating margin1 increased by 25% to $20 per kilogram due to sustainable cost savings resulting from the cost reduction initiatives in 2013, improvement in recoveries related to efforts to optimize mill performance, and a stronger U.S. dollar compared to the Canadian dollar.

EXPLORATION

In the first quarter 2014, expenditures for exploration and project studies totaled $14.0 million, of which $9.1 million was expensed and $4.9 million capitalized. This compares to $28.8 million for the same period in 2013. Greenfield exploration campaigns continued on priority projects in Brazil, Senegal and Quebec, along with resource development drilling programs at Rosebel and Essakane.

Subsequent to the end of the first quarter, we announced on April 9th 2014 a maiden resource estimate for our Pitangui Project in Brazil. The mineral resource estimate for the São Sebastião gold deposit comprises a 4.1 million tonne inferred resource grading 4.88 grams of gold per tonne for 638,000 contained ounces. The resource estimate incorporates assay results from 57 drill holes totaling 19,600 metres and is based on an underground mine scenario. To date, mineralization has been outlined for approximately 1,400 metres along strike. With deposits of this nature typically comprising multiple mineralized shoots, our ongoing delineation drilling program is focused on expanding the resource.

In 2013, we declared a maiden resource estimate for our Boto Gold Project in Senegal that outlined a 1.1 million ounce indicated resource averaging 1.6 grams of gold per tonne. On April 9th 2014, we announced that assay results from a further 9,400 metres of drilling confirmed the continuity of the defined resources, and more importantly extended mineralization associated with the largest deposit on the property by a further 300 metres.

With respect to our Côté Gold project, which remains an attractive asset for our longer-term production portfolio, we anticipate the feasibility study to be completed by the first quarter 2016.

End Notes (excluding tables)

(1)	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
(2)	Attributable gold production includes Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
(3)	The total cash costs computation does not include Westwood pre-commercial production for the three months ended March 31, 2014 of 1,000 ounces.
(4)	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Mouska, Sadiola and Yatela on an attributable basis.
(5)

Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining cost table in the MD&A.

(6)	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Wednesday, May 7th, 2014 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s first quarter 2014 operating performance and financial results. A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be available from 11:00 a.m. May 7th to June 6th, 2014. Access this replay by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings “First Quarter 2014 Highlights” and “First Quarter 2014 Operating Highlights”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4738 Mobile (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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